SECURITIESA 20008956

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-44118

SEC Mail Processing Section MAR 02 2020 Washington DC 413

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAGLICH BROTHERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

790 NEW YORK AVE., SUITE 209
(No. and Street)

HUNTINGTON (City) NY (State) 11743 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD LA SERRA 516-222-8875
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRAGER METIS CPAs, LLC
(Name – *if individual, state last, first, middle name*)

99 SUNNYSIDE BLVD., SUITE 101 (Address) WOODBURY (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL N. TAGLICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAGLICH BROTHERS, INC., as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD C. OH
NOTARY PUBLIC, State of New York
No. 52-5010493
Qualified in Suffolk County
Commission Expires March 29, ~~2000~~ 2023

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PragerMetis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Taglich Brothers, Inc.

Prager Metis CPAs, LLC

99 SUNNYSIDE BOULEVARD
SUITE 101
WOODBURY, NY 11797
T 516.921.8900
F 516.921.4070
www.pragermetis.com

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Taglich Brothers, Inc. as of December 31, 2019, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Taglich Brothers, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Taglich Brothers, Inc.'s management. Our responsibility is to express an opinion on Taglich Brothers, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Taglich Brothers, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information on pages 18 through 20 has been subjected to audit procedures performed in conjunction with the audit of Taglich Brothers, Inc.'s financial statements. The supplementary information is the responsibility of Taglich Brothers, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplementary information on pages 18 through 20 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Prager Metis CPAs, LLC

PRAGER METIS CPAs, LLC

Prager Metis CPAs, LLC has served as Taglich Brothers, Inc.'s auditors since 2018. S. A. Koenig & Associates CPAs, P.C., who combined with Prager Metis CPAs, LLC as of October 1, 2018, had previously served as Taglich Brothers, Inc.'s auditors from 2011 through 2018.

Woodbury, New York
February 27, 2020

TAGLICH BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

ASSETS:	
Cash	$ 245,270
Due from clearing broker, net	943,757
Securities, at fair value	1,254,739
Customer receivables, less allowance for uncollectibles of $3,000	2,311,286
Notes receivable and accrued interest - related party	507,942
Prepaid expenses and other assets	163,190
Equipment, net of accumulated depreciation	20,135
TOTAL ASSETS	**$ 5,446,319**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 2,589,647
Client advances - financial research	20,250
TOTAL LIABILITIES	2,609,897
CONTINGENCIES	
STOCKHOLDERS' EQUITY:	
Common stock, no par value, $1 stated value, 200 shares authorized, 130 shares issued and 95 shares outstanding	130
Additional paid-in capital	844,277
Retained earnings	2,091,695
Treasury stock, 35 shares held at cost	(99,680)
TOTAL STOCKHOLDERS' EQUITY	2,836,422
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 5,446,319**

The accompanying notes are an integral part of these financial statements.

TAGLICH BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

1 - ORGANIZATION

Taglich Brothers, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation ("SIPC"). The Company is also registered with the SEC under the Investment Advisors Act of 1940. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment banking services. It operates out of an office in Huntington, New York.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used to value allowance for doubtful accounts for website research.

Customer Receivables

The Company carries its customer receivables at cost, less an allowance for doubtful accounts. On a monthly basis, the Company evaluates its customer receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.